UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of November 2004

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

LET THE SHAREHOLDERS DECIDE

Following the presentation today of Gold Fields Limited’s (“Gold Fields”) formal defense, Harmony feels all the more confident that its offers provide a significantly more attractive value proposition to Gold Fields’ shareholders: “There is nothing new in this presentation to change our view that our offers provide better value for Gold Fields’ shareholders than a future under Gold Fields’ current management. The very nature of their defense illustrates the fact that this is a management which is playing catch-up with the issue of mine efficiency in South Africa,” said CE Bernard Swanepoel.

Harmony has clearly demonstrated that Gold Fields is proposing to deliver its cash, operating cashflow, growth potential and management control of its international assets to IAMGold Corporation, Inc. (“IAMGold”) shareholders to the detriment of its own shareholder base at a substantially discounted price. Today’s defense of its IAMGold transaction was particularly feeble, being substantially that, Gold Fields is contractually obliged to follow the transaction through to conclusion.

In contrast, the Harmony transaction comes with an up-front premium of 29%, based on the unaffected share prices*, and will create a new international gold major with a compelling equity story and enhanced investor appeal.

Responding to the comment made today by Ian Cockerill regarding his open letter of yesterday, Bernard said: “I am disappointed that Ian has not yet chosen to treat my letter in the constructive manner in which it was intended. However, I continue to have confidence that Gold Fields’ shareholders will benefit from the value proposition embedded in our premium offer. As Ian mentioned at his presentation today “the market is the final arbiter” and I am more than happy to let the shareholders decide.”

We will be providing a detailed analysis and response in due course. We urge all Gold Fields shareholders to vote against the IAMGold transaction and to accept the Harmony offer.

Marian van der Walt

Secretary

3 November 2004

Virginia

•	a premium to the average of the daily volume weighted average price of Gold Fields shares on the JSE Securities Exchange SA for the 30 Business day ending 14 October 2004.

In connection with the proposed acquisition of Gold Fields, Harmony has filed a registration statement on Form F-4, which includes a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Shares (ADSs)) to be issued in exchange for Gold Fields ordinary shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the Securities and Exchange Commission (SEC), as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus (when available), related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed or to be filed with the SEC, at the SEC’s web site at www.sec.gov. The preliminary prospectus and other transaction-related documents may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105 Madison Avenue, New York, New York 10016; telephone 1 (212) 929 5500 (call collect) or 1 (800) 322 2885 (toll-free call); e-mail proxy@mackenziepartners.com. Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on October 5, 2004, as amended, and any other documents filed with or furnished to the SEC by Harmony at www.sec.gov.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields ordinary shares (including Gold Fields ordinary shares represented by Gold Fields ADSs) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

The directors of Harmony accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Harmony (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Joint financial advisers and investment banks	Co-financial advisers
HSBC Investec	Merrill Lynch Morgan Stanley
Joint transaction sponsors	Attorneys
Investec Merrill Lynch	Cliffe Dekker Hogan and Hartson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2004

Harmony Gold Mining Company Limited

By:	/s/ Nomfundo Qangule
Name:	Nomfundo Qangule
Title:	Chief Financial Officer